FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As 11/27/2011

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release titled “Ternium to Acquire Participation in Usiminas Control Group”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: November 27, 2011

Ternium to Acquire Participation in Usiminas Control Group

Luxembourg, November 27, 2011 –Ternium S.A. (NYSE: TX) announced today that it has entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados Usiminas (Usiminas employees’ pension fund – “CEU”), pursuant to which it expects to acquire, together with its Argentine subsidiary Siderar and Confab Industrial S.A., a subsidiary of Tenaris S.A. (“TenarisConfab”), 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), or 27.7% of the voting capital, at a price of BRL36 per ordinary share (approximately USD19.0), which represents a premium of approximately 41% to Usiminas’ ordinary share last-six-months average U.S. dollar price.  Ternium and Siderar will finance their BRL4.1 billion share (approximately USD2.2 billion) with cash on hand and debt.

Ternium, Siderar and TenarisConfab will join Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel will acquire from CEU 8.5 million ordinary shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, will be formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%.

In addition, Ternium entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium, Siderar and TenarisConfab’s rights within the control group. Most decisions in that group are subject for its approval to a 65% majority of the control group shares.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is the largest flat steel producer in the country, with 9.5 million tons of crude steel capacity, and the leader in the Brazilian flat steel market. Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL13.0 billion (approximately USD6.9 billion).

These transactions seal a strategic alliance in Latin America among Nippon Steel, Usiminas and Ternium that will create value for all companies involved.  With Nippon Steel, Usiminas and Ternium working together, we will be able to enhance each company’s competitiveness in technology, quality and cost efficiency and to offer a wider product range that will focus on supplying the most sophisticated products throughout the region, from Mexico to Argentina.  Furthermore, our combined strengths will enable us to capitalize on upstream and downstream integration opportunities and to increase the bargaining power of our procurement activities.  Ternium and Siderar will also benefit from an increased access to the Brazilian steel market which, with a steel consumption of 26 million tons per year, is the biggest market in the region and is expected to grow significantly in the years to come. Finally, with the support of TenarisConfab, Usiminas, Ternium and Nippon Steel will be better positioned to profit from the development of infrastructure and energy projects in Brazil.

These transactions are subject to customary conditions and applicable corporate approvals by the Nippon Group. Closing is expected to occur in January 2012.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com.